Exhibit 12.1

Acadia Healthcare Company, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(Dollars in thousands)

	Year Ended December 31,					Six Months Ended June 30,
	2010	2011	2012	2013	2014	2014	2015
EARNINGS:
Income (loss) from continuing operations before income taxes	$7,158	$(38,466)	$32,829	$69,245	$126,154	$58,158	$70,560
Fixed charges, exclusive of capitalized interest (a)	1,018	10,338	31,360	39,281	50,758	20,576	53,055

Earnings	$8,176	$(28,128)	$64,189	$108,526	$176,912	$78,734	$123,615
FIXED CHARGES:
Interest charged to expense (b)	$760	$9,223	$29,792	$37,271	$48,318	$19,444	$50,236
Interest portion of rent expense (c)	258	1,115	1,568	2,010	2,440	1,132	2,819

Fixed charges, exclusive of capitalized interest	1,018	10,338	31,360	39,281	50,758	20,576	53,055
Capitalized interest	—	—	—	—	—	—	—

Total fixed charges	$1,018	$10,338	$31,360	$39,281	$50,758	$20,562	$52,973

Ratio of earnings to fixed charges	8.03x	n/a	2.05x	2.76x	3.49x	3.83x	2.33x

Amount by which earnings are inadequate to cover fixed charges	n/a	38,466	n/a	n/a	n/a	n/a	n/a

(a)	Calculated in fixed charges section below.
(b)	Interest charged to expense excludes interest income and includes amortization of debt issuance costs.
(c)	The interest portion of rent expense is estimated to be 20% of consolidated rent expense.